Mail Stop 3561

June 24, 2008

J. LaMont Keen
President and Chief Executive Officer
IDACORP, Inc.
1221 W. Idaho Street
Boise, Idaho 83702-5627

     Re: IDACORP, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2007
         Filed February 28, 2008
         Definitive Proxy Statement on Schedule 14A
         Filed April 7, 2008
         Form 10-Q for Fiscal Quarter ended March 31, 2008
         Filed May 8, 2008
         File No. 001-14465

Dear Mr. Keen:

     We have completed our review of your Form 10-K for the fiscal year ended December 31, 2007 and have no further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director